Allianz Life Insurance Company of New York

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart_gregg@allianzlife.com
 www.allianzlife.com

July 19, 2010

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-46448

Re:           Allianz Life Insurance Company of New York
                 Allianz Life Variable Account C
                 Registration Statement Nos. 333-143195 and 811-05716

Dear Ms. Samuel:
We received verbal comments from you on July 9, 2010 with respect to Registrant's above referenced Registration Statement Nos. 333-143195 and 811-05716. Attached to this letter are redlined pages of the prospectus and Statement of Additional Information that have been revised to respond to your comments. All page numbers in this letter refer to the redlined courtesy copy being sent to you.
1.      Fee Table and Examples (Pages 8 and 10)
Comments:
(a).	In footnote 13 to the Contract Annual Expenses table, please clarify that M&E charge for the Bonus Option continues during the Annuity Phase until the Contract terminates.
(b).	Please provide in a Post-Effective Amendment all missing fee and expense information in the tables and expense examples.
(c).	Please state in footnote 1 to “Examples” how much advance notice will be provided of any change in the “rider charge.”
Responses:
(a).	Revised.
(b).	We have provided all missing fee and expense information in the tables and expense examples.
(c).	We revised footnote 1 to read as follows:
We reserve the right to change the rider charge for this benefit on each Quarterly Anniversary that the benefit is in effect subject to the maximum charge. If we increase the rider charge for your selected benefit, we will notify you in writing at least 30 days before the increase.

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2.      Annuitant
Comment:
Please briefly explain in plain English how death benefits vary by different persons.
Response:
If a sole Owner dies during the Accumulation Phase, we pay a death benefit to the Beneficiary(s). If the Annuitant is not an Owner and he/she dies during the Accumulation Phase, the Owner can name a new Annuitant (subject to our approval) and we do not pay a death benefit. If an Owner who is not an Annuitant dies during the Annuity Phase, the Beneficiary becomes the Owner, Annuity Payments continue and we do not pay a death benefit. If an Annuitant dies during the Annuity Phase, Annuity Payments to the Payee continue until the Contract terminates and are paid at least as rapidly as they were being paid at the time of the Annuitant’s death. This disclosure appears in section 10, Death Benefit – Death of the Owner and/or Annuitant.
3.      Allocation of Purchase Payments (Page 14)
Comment:
In the fifth paragraph, please revise the disclosure to clarify that additional payments received before the close of business will be added to the Contract on that date as required by Rule 22c-1, rather than within one Business Day.
Response:
We revised the sentence to read as follows:
If you make additional Purchase Payments, we add this money to your Contract on the Business Day we receive it in Good Order.
4.      Investment Options (Page 21)
Comment:
Please add that you will send copies of the “current” prospectus when the Contract is issued (last sentence of the second paragraph).
Response:
Revised.
5.      Transfers (Page 28)
Comment:
In the sixth bullet of the third paragraph, please revise so that you will only modify the right to make transfers if a person violates the “Excessive Trading and Market Timing” policies.
Response:
Revised.
6.      Dollar Cost Averaging Program
Comment:
Please explain why 100% of the initial Purchase Payment is allocated to the money market account if the dollar cost averaging program is elected initially. Why can’t it be treated in the same manner as the individual who chooses to participate in the program later.

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Response:
We require 100% allocation of the initial Purchase Payment to the money market account if the dollar cost averaging program is elected initially for internal processing reasons and system constraints.
7.      Financial Advisers – Asset Allocation Programs (Page 32)
Comment:
Please bold the disclosure regarding tax consequences of withdrawals, including fees withdrawn from the accounts.
Response:
We revised the first paragraph to read as follows:
If you have a relationship with a personal investment adviser and the advisory agreement provides that you will pay all or a portion of your adviser’s fees out of the Contract, we will, pursuant to written instructions from you in a form acceptable to us, make a withdrawal from the Contract to pay these fees. We treat any fee that is withdrawn as a withdrawal under the terms of this Contract. As a withdrawal, it is treated as a distribution from taxable earnings first, and then as a non-taxable return of Purchase Payments. If any Owner is under age 59½, the withdrawal may be subject to a 10% federal penalty tax. You should consult a tax adviser regarding the tax treatment of the payment of financial adviser fees from your Contract.
8.	Investment Option Allocation and Transfer Restrictions and Quarterly Rebalancing
(Pages 60, 61, 82, 109, 110, 138, and 140)
Comments:
(a).	Please delete the clause “and in your Contract” in the first sentence (bolded) of this section.
(b).	Please also provide in the prospectus that you will secure all necessary SEC and other governmental approvals before eliminating or substituting an Investment Option.
Responses:
(a).	Revised.
(b).	We revised the prospectus to include the following:
We will secure all necessary SEC and other governmental approvals before eliminating or substituting an Investment Option.
9.      Calculating Your Lifetime Plus Payments
Comments:
(a).	Please explain the third sentence of the fourth paragraph, which states that the initial actual Lifetime Plus Payment must either be zero or at least $100.
(b).	Please explain the fourth sentence of the second paragraph.
Responses:
(a).	For internal processing reasons and system constraints we cannot make payments of less than $100.
(b).
An Excess Withdrawal is any withdrawal an Owner takes that, when added to other withdrawals taken during the Benefit Year and their annual actual Lifetime Plus Payment, is greater than their annual maximum Lifetime Plus Payment. If an Owner’s actual payment is

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less than their annual maximum, they could withdraw the difference and we would consider it to be an additional actual Lifetime Plus Payment, and not an Excess Withdrawal.
For example, assume an Owner’s annual maximum Lifetime Plus Payment is $2,000 and they choose to take $1,000 annually. Within a Benefit Year the Owner can withdraw up to an additional $1,000 and we would consider that amount to be an additional actual Lifetime Plus Payment. If instead the Owner withdraws $1,200, we would consider the first $1,000 to be an additional actual Lifetime Plus Payment and the next $200 would be an Excess Withdrawal.
10.      The Separate Account (Page 87)
Comment:
Please combine and revise the fourth and fifth sentences of the last paragraph, so that it is clear that the only excess amounts which may be transferred from the Separate account are seed money or earned fees and charges.
Response:
We revised the disclosure as follows:
If the Separate Account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account, to the extent of seed money invested by us or earned fees and charges.
11.      Financial Statements, Exhibits and Other Information
Comment:
Financial statements, exhibits, and other required or missing disclosures not included in this Registration Statement must be filed in a Post-Effective Amendment to the Registration Statement.
Response:
Acknowledged.
For the convenience of the staff in reviewing this response to comments, we are sending via email to the Office of Insurance Products of the Division of Investment Management a redline copy of the changed pages for the Retirement Pro prospectus and SAI.
The Registrant recognizes that it is responsible for the adequacy and accuracy of disclosures in the Registration Statement. The staff's review and changes to the Registration Statement based on staff comments do not bar the Commission from taking future action with respect to the filing. In addition, the action of the staff does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Registrant may not assert the staff's review of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws.
Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.
Sincerely,
Allianz Life Insurance Company of New York
By: /s/ Stewart D. Gregg
            Stewart D. Gregg

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